UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[X] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Alexander, William H.
   16 Wagner Street


   Hummelstown, PA  17036
2. Issuer Name and Ticker or Trading Symbol
   Hershey Foods Corporation (HSY)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [ ] 10% Owner [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                  11/17/99    P 4      100.0000 (1)  A  $48.87500    1,500.0000     D  Direct
Common Stock                                                                                     36.0000        I  by Spouse
Common Stock                                                                                     1,200.0000     I  by Trust

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Equivalents (2)                   12/15/99 (3)   J         566.7120

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Common Stock Equivalents (2)   12/15/99  Common Stock                   566.7120      (4)         2,134.9190    D   Direct
                               (3)

Explanation of Responses:

(1)
The report on Form 4 was inadvertently not filed timely in connection with one purchase of 100 shares of the Corporation's common stock on 11/17/99.
(2)
These units were acquired as dividends reinvested on units previously deferred under the Director's Compensation Plan and new deferrals of 1999 director's fees under the Plan; 40.338 units were reinvested dividends and 526.374 were deferrals of 1999 director's fees.
(3)
Reinvested  dividends were acquired on 3/15/99,  6/15/99,  9/15/99 and 12/15/99;
 1999 deferred director's fees were credited on 4/30/99 and 12/15/99.
(4)
Units were acquired at various times throughout the year as noted in Footnote 2. These prices range from $48.2500 to $61.8125.

SIGNATURE OF REPORTING PERSON
/S/ Alexander, William H.
DATE  02/09/00